# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN REBEL HOLDINGS INC, CIK 0001648087
CUSIP: 02919L307
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5115 MARYLAND WAY, STE. 303, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 09/26/2024
Amends the filing with accession number 0001493152-24-033201
Filed by CIK 0001801210
Persons authorized to receive notices and communications: Louis Taubman, Esq., 950 Third Avenue, 19th Floor, New York, New York (NY), 10022, (917)-512-0827

## Reporting persons
- Kingdom Building, Inc. (CIK 0001801210): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) On May 24, 2024, the Reporting Person received 35,000 shares of the Issuer's Series D Convertible Preferred Stock, no par value (the "Preferred Stock"), for consulting services rendered. On October 1, 2024, the Reporting Person received 53,334 of Preferred Stock via a Settlement Agreement with the Issuer. On January 10, 2025, the Reporting Person entered into an Original Issue Discount Note with the Issuer in the principal amount of $123,420.00 (the "Note"), which can be converted into an aggregate of 43,000 shares of Preferred Stock, which is convertible into 215,000 shares of the Issuer's common stock. Therefore, as of the date hereof, the Reporting Person owns an aggregate of 131,334 shares of Preferred Stock, which would result in the issuance of an aggregate of 656,670 shares of Common Stock, if all of the Notes and Preferred Stock were converted as of the date hereof; such number of shares of Common Stock represents approximately 26.79% of the Issuer's common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AMERICAN REBEL HOLDINGS INC
Address of issuer's principal executive offices: 5115 MARYLAND WAY, STE. 303, Brentwood, Tennessee (TN), 37027

## Item 2. Identity and Background
Name of person filing: Kingdom Building, Inc.
Residence or business address: 572 Hidden Ridge Court, Encinitas, California, 92024
Present principal occupation or employment: Edward Haberfield and Danielle Haberfield, Trustees of The Haberfield Family Trust dated May 17, 2017, own 100% equity interest in KBI. As co-trustees, Edward Haberfield and Danielle Haberfield share voting control over the shares of the Issuer held by KBI. Edward Haberfield is the CEO and Chairman of the Reporting Person, 572 Hidden Ridge Court, Encinitas, California, 92024. The principal business of the Reporting Person is investments.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor its executive officers and directors named in subparagraph (c), above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor its executive officers and directors named in subparagraph (c), above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Haberfield and Mrs. Haberfield are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person received 133,334 shares of Series D Convertible Preferred Stock via a Securities Exchange Agreement dated May 13, 2024, by and between the Reporting Person and American Rebel Holdings Inc. ("AREB") On July 10, 2024, the Reporting Person exchanged the Series D Convertible Preferred Stock into 2,232,143 shares of Common Stock, pursuant to a Conversion Agreement. The sales of the Common Stock received pursuant to these transactions are reported in Item 5 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is amended by adding the following:

The Reporting Person is filing this Amendment No. 5 to include previously omitted transactions and to include disclosure required by Item 5(c) of Schedule 13D.

Except as otherwise described in this Item 4, the Reporting Person has no present plans, proposals, or intentions which would result in or relate to any of the matters or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change its intentions regarding, any or all of the foregoing).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D/A, the Reporting Person owns -0- shares of Common Stock, but does own an aggregate of 131,334 shares of Preferred Stock, which would result in the issuance of an aggregate of 656,670 shares of Common Stock, if all of the Notes and Preferred Stock were converted as of the date hereof; such number of shares of Common Stock constitutes approximately 26.79% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days:
The following table sets forth information regarding transactions in shares of Common Stock by the Reporting Person in the past 60-days before Amendment 4 and the date hereof:

On July 10, 2024, there was a conversion of 133,334 shares of Series D Convertible Preferred Stock into 2,232,143 shares of Common Stock at a per share price of $0.448000.

On August 23, 2024, there was a sale of 86,023 shares of Common Stock in the open market at a per share price of $0.509468.

On August 23, 2024, there was a sale of 56,598 shares of Common Stock in the open market at a per share price of $0.501357.

On August 23, 2024, there was a sale of 13,977 shares of Common Stock in the open market at a per share price of $0.493451.

On August 26, 2024, there was a sale of 121,599 shares of Common Stock in the open market at a per share price of $0.500901.

On August 27, 2024, there was a sale of 20,963 shares of Common Stock in the open market at a per share price of $0.500000.

On August 28, 2024, there was a sale of 9,043 shares of Common Stock in the open market at a per share price of $0.500332.

On August 29, 2024, there was a sale of 109,757 shares of Common Stock in the open market at a per share price of $0.482997.

On August 30, 2024, there was a sale of 10,080 shares of Common Stock in the open market at a per share price of $0.480000.

On September 3, 2024, there was a sale of 71,658 shares of Common Stock in the open market at a per share price of $0.480154.

On September 4, 2024, there was a sale of 90,512 shares of Common Stock in the open market at a per share price of $0.480284.

On September 5, 2024, there was a sale of 139,002 shares of Common Stock in the open market at a per share price of $0.480183.

On September 6, 2024, there was a sale of 47,489 shares of Common Stock in the open market at a per share price of $0.480105.

On September 9, 2024, there was a sale of 279 shares of Common Stock in the open market at a per share price of $0.480179.

On September 12, 2024, there was a sale of 170,180 shares of Common Stock in the open market at a per share price of $0.500169.

On September 13, 2024, there was a sale of 115,800 shares of Common Stock in the open market at a per share price of $0.500396.

On September 16, 2024, there was a sale of 9,665 shares of Common Stock in the open market at a per share price of $0.500000.

On September 17, 2024, there was a sale of 142,033 shares of Common Stock in the open market at a per share price of $0.490265.

On September 18, 2024, there was a sale of 59,164 shares of Common Stock in the open market at a per share price of $0.490128.

On September 19, 2024, there was a sale of 33,674 shares of Common Stock in the open market at a per share price of $0.490755.

On September 20, 2024, there was a sale of 7,290 shares of Common Stock in the open market at a per share price of $0.490055.

On September 23, 2024, there was a sale of 3,763 shares of Common Stock in the open market at a per share price of $0.490000

On September 24, 2024, there was a sale of 140,824 shares of Common Stock in the open market at a per share price of $0.491448.

On September 25, 2024, there was a sale of 56,097 shares of Common Stock in the open market at a per share price of $0.490767.

On September 26, 2024, there was a sale of 19,874 shares of Common Stock in the open market at a per share price of $0.490000.

On September 30, 2024, there was a sale of 696,799 shares of Common Stock in the open market at a per share price of $0.529548.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 13, 2024, the Reporting Person received 133,334 shares of Series D Convertible Preferred Stock via a Securities Exchange Agreement. On July 10, 2024, the Reporting Person and the Issuer entered into the Conversion Agreement pursuant to which the Reporting Person converted those 133,334 shares of Series D Convertible Preferred Stock into 2,232,143 shares of Common Stock; the Conversion Agreement is filed as Exhibit A hereto and incorporated by herein reference.

In addition to the shares of Common Stock previously owned, the Reporting Person also owns 88,334 shares of Series D Convertible Preferred Stock, which can be converted into shares of Common Stock.

The Reporting Person also has an Original Issue Discount Note with the Issuer in the principal amount of $123,420.00, which can be converted into 43,000 shares of Series D Convertible Preferred Stock at a conversion price of $7.50 per share (the "Note"); the shares of Series D convertible Preferred Stock can be converted into shares of Common Stock.

If the Reporting Person converts the Note and shares of Series D Convertible Preferred Stock, they would receive an aggregate of 656,670 shares of Common Stock, which represents approximately 26.79% of the Issuer's issued and outstanding shares of Common Stock as of the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Conversion Agreement, dated July 10, 2024, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with Securities and Exchange Commission on July 11, 2024).

2. Securities Exchange Agreement dated May 13, 2024, by and between the Reporting Person and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on May 16, 2024)

## Signatures
- Kingdom Building, Inc.: /s/ Edward Haberfield, CEO (02/10/2025)